Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months

ended 31 March 2015

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three and nine months ended 31 March 2015 and 2014	12
Interim consolidated statement of comprehensive income for the three and nine months ended 31 March 2015 and 2014	13
Interim consolidated balance sheet as of 31 March 2015, 30 June 2014 and 31 March 2014	14
Interim consolidated statement of changes in equity for the nine months ended 31 March 2015, the three months ended 30 June 2014 and the nine months ended 31 March 2014	16
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2015 and 2014	17
Notes to the interim consolidated financial statements	18

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2014, as filed with the Securities and Exchange Commission on 27 October 2014 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 137-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Nike that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 March 2015 as compared to the three months ended 31 March 2014

	Three months ended 31 March (in £ millions)		% Change
	2015	2014	2015 over 2014
Revenue	95.0	115.5	(17.7)%
Commercial revenue	47.8	42.8	11.7%
Broadcasting revenue	21.7	35.6	(39.0)%
Matchday revenue	25.5	37.1	(31.3)%
Total operating expenses	(99.0)	(91.5)	8.2%
Employee benefit expenses	(50.2)	(53.4)	(6.0)%
Other operating expenses	(19.4)	(22.1)	(12.2)%
Depreciation	(2.5)	(2.2)	13.6%
Amortization	(25.7)	(13.8)	86.2%
Exceptional items	(1.2)	—	—
(Loss)/profit on disposal of players’ registrations	(1.6)	2.4	—
Net finance costs	(5.8)	(5.9)	(1.7)%
Tax credit/(expense)	8.5	(9.5)	—

Revenue

Our consolidated revenue for the three months ended 31 March 2015 was £95.0 million, a decrease of £20.5 million, or 17.7%, as a result of a decrease in revenue in our Broadcasting and Matchday sectors, which was partially offset by an increase in revenue in our Commercial sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2015 was £47.8 million, an increase of £5.0 million, or 11.7%.

•                  Sponsorship revenue for the three months ended 31 March 2015 was £37.5 million, an increase of £6.8 million, or 22.1%, primarily due to an increase in shirt and other sponsorships;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2015 was £7.6 million, a decrease of £0.8 million, or 9.5%, primarily due reduced Nike guaranteed revenue due to non-participation in UEFA competitions in the current season; and

•                  Mobile & Content revenue for the three months ended 31 March 2015 was £2.7 million, a decrease of £1.0 million, or 27.0%, due to the expiration of a few of our mobile partnerships.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2015 was £21.7 million, a decrease of £13.9 million, or 39.0%, primarily due to five fewer FAPL live broadcast games and two fewer FAPL home games in the current quarter, and non-participation in the UEFA Champions League.

Matchday revenue

Matchday revenue for the three months ended 31 March 2015 was £25.5 million, a decrease of £11.6 million, or 31.3%, primarily due to two fewer FAPL home games in the current quarter and non-participation in the UEFA Champions League.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization, and exceptional items) for the three months ended 31 March 2015 were £99.0 million, an increase of £7.5 million, or 8.2%.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2015 were £50.2 million, a decrease of £3.2 million, or 6.0%, primarily due to lower player wages.

Other operating expenses

Other operating expenses for the three months ended 31 March 2015 were £19.4 million, a decrease of £2.7 million, or 12.2%, primarily due to non-participation in the UEFA Champions League.

Depreciation

Depreciation for the three months ended 31 March 2015 was £2.5 million, an increase of £0.3 million, or 13.6%.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 31 March 2015 was £25.7 million, an increase of £11.9 million, or 86.2%. The unamortized balance of players’ registrations as of 31 March 2015 was £237.0 million.

Exceptional items

Exceptional items for the three months ended 31 March 2015 were £1.2 million being the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Football League pension scheme as per the latest actuarial valuation at 31 August 2014. Exceptional items for the three months ended 31 March 2014 were £nil.

(Loss)/profit on disposal of players’ registrations

The loss on disposal of players’ registrations for the three months ended 31 March 2015 was £1.6 million, compared to a profit of £2.4 million for the three months ended 31 March 2014.

Net finance costs

Net finance costs for the three months ended 31 March 2015 were £5.8 million, a decrease of £0.1 million, or 1.7%.

Tax

The tax credit for the three months ended 31 March 2015 was £8.5 million, compared to a tax expense of £9.5 million for the three months ended 31 March 2014.

Nine months ended 31 March 2015 as compared to the nine months ended 31 March 2014

	Nine months ended 31 March (in £ millions)		% Change
	2015	2014	2015 over 2014
Revenue	289.4	336.9	(14.1)%
Commercial revenue	151.0	145.0	4.1%
Broadcasting revenue	66.9	101.8	(34.3)%
Matchday revenue	71.5	90.1	(20.6)%
Total operating expenses	(284.9)	(269.4)	5.8%
Employee benefit expenses	(148.3)	(157.9)	(6.1)%
Other operating expenses	(53.0)	(65.8)	(19.5)%
Depreciation	(7.4)	(6.3)	17.5%
Amortization	(73.9)	(39.1)	89.0%
Exceptional items	(2.3)	(0.3)	666.7%
Profit on disposal of players’ registrations	18.2	4.2	333.3%
Net finance costs	(18.2)	(21.4)	(15.0)%
Tax credit/(expense)	1.5	(20.6)	—

Revenue

Our consolidated revenue for the nine months ended 31 March 2015 was £289.4 million, a decrease of £47.5 million, or 14.1%, as a result of a decrease in revenue in our Broadcasting and Matchday sectors, which was partially offset by an increase in revenue in our Commercial sectors, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2015 was £151.0 million, an increase of £6.0 million, or 4.1%.

•                  Sponsorship revenue for the nine months ended 31 March 2015 was £119.6 million, an increase of £14.7 million, or 14.0%, primarily due to an increase in shirt and other sponsorships, partially offset by reduced tour revenue;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2015 was £23.3 million, a decrease of £4.9 million, or 17.4%, primarily due to reduced Nike guaranteed revenue due to non-participation in UEFA competitions in the current season; and

•                  Mobile & Content revenue for the nine months ended 31 March 2015 was £8.1 million, a decrease of £3.8 million, or 31.9%, due to the expiration of a few of our mobile partnerships.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2015 was £66.9 million, a decrease of £34.9 million, or 34.3%, primarily due to three fewer FAPL live broadcast games and one fewer FAPL home game in the current season, and non-participation in the UEFA Champions League.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2015 was £71.5 million, a decrease of £18.6 million, or 20.6%, primarily as a result of one fewer FAPL home game in the current period and non-participation in the UEFA Champions League.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization, and exceptional items) for the nine months ended 31 March 2015 were £284.9 million, an increase of £15.5 million, or 5.8%.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2015 were £148.3 million, a decrease of £9.6 million, or 6.1%, primarily due to lower player wages.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2015 were £53.0 million, a decrease of £12.8 million, or 19.5%, primarily due to non-participation in the UEFA Champions League and favorable movements in foreign exchange.

Depreciation

Depreciation for the nine months ended 31 March 2015 was £7.4 million, an increase of £1.1 million, or 17.5%.

Amortization

Amortization, primarily of players’ registrations, for the nine months ended 31 March 2015 was £73.9 million, an increase of £34.8 million, or 89.0%.

Exceptional items

Exceptional items for the nine months ended 31 March 2015 were £2.3 million being professional adviser fees related to a public sale of shares and the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Football League pension scheme as per the latest actuarial valuation at 31 August 2014. Exceptional items for the nine months ended 31 March 2014 were £0.3 million and related to investment property impairment charges based on an external valuation.

Profit on disposal of players’ registrations

Profit on disposal of players’ registrations for the nine months ended 31 March 2015 was £18.2 million compared with £4.2 million for the nine months ended 31 March 2014. The profit on disposal of players’ registrations for the nine months ended 31 March 2015 primarily related to the disposal of Welbeck (Arsenal).

Net finance costs

Net finance costs for the nine months ended 31 March 2015 were £18.2 million, a decrease of £3.2 million, or 15.0%. The decrease was primarily due to a £2.7 million foreign exchange loss on retranslation of US dollar bank accounts in the prior year period and favourable movements in the fair value of derivative financial instruments, partially offset by an unwinding of discount factors relating to player transfer fees.

In 2013 we started hedging the foreign exchange risk on a portion of contracted future US dollar revenues using the our US dollar borrowings as the hedging instrument. From November 2013 the hedging instrument was revised to also take into account a portion of our US dollar cash balances. As a result, foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings and a portion of the Group’s US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately.

Tax

The tax credit for the nine months ended 31 March 2015 was £1.5 million, compared to a tax expense of £20.6 million for the nine months ended 31 March 2014.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes, although we have in the past, and may from time to time in the future, repurchase our senior secured notes in open market transactions. Repurchased senior secured notes have been retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge a portion of our US dollar commercial revenue exposure.

Our business generates a significant amount of cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 31 March 2015, we had no borrowings under our revolving credit facility.

Pursuant to our contract with Nike, we are entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike pays us in respect of the £303 million minimum guaranteed sponsorship and licensing fees can be affected each year by the level of cumulative profits generated. Nike is required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeds the portion of the minimum guarantee for that year, no additional payments are made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year is deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. We are currently accruing cumulative profit share revenue on our balance sheet that will be paid to us by Nike after the end of the contract in July 2015.

We have entered into a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, beginning from the 2015/16 season.  The minimum guarantee payable by adidas is equal to £750 million over the 10-year term of the agreement, or an average of £75 million per year, though actual cash payments per year will vary, subject to certain adjustments. Payments due in a particular year may increase if the first team wins the Premier League, FA Cup or UEFA Champions League, or decrease if the first team fails to participate in the UEFA Champions League for two or more consecutive seasons starting with the 2015/16 season, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for that year.  If the first team fails to participate in the UEFA Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the UEFA Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first-team participating again in the UEFA Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.

The minimum guarantee from adidas does not include payments for rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels, which rights may generate additional revenue for the club. The consideration does not include the value of the adidas products that will be supplied annually to the club or performance related incentives and bonuses. The club may also benefit from additional royalty payments upon exceeding a threshold of sales.

The agreement with adidas is subject to reciprocal termination provisions in respect of material breach and insolvency. Adidas may reduce the applicable payments for a year by 50% if the first team is not participating in the English Premier League during that year. In addition, adidas may terminate the agreement by giving one full-season’s notice if the first team is relegated from the English Premier League or if it is otherwise determined that the first team shall not be participating in the Premier League or the top English league.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players’ registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players’ registrations also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2015 and 2014:

	Nine months ended 31 March (in £ millions)
	2015	2014
Cash flows from operating activities
Cash generated from operations	45.7	30.7
Interest paid	(24.1)	(22.8)
Debt finance costs relating to borrowings	(0.8)	(0.1)
Interest received	0.4	0.1
Tax paid	(2.3)	(1.1)
Net cash generated from operating activities	18.9	6.8
Cash flows from investing activities
Purchases of property, plant and equipment	(4.1)	(8.5)
Purchases of players’ registrations and other intangible assets	(101.3)	(62.1)
Proceeds from sale of players’ registrations	20.2	8.6
Net cash used in investing activities	(85.2)	(62.0)
Cash flows from financing activities
Proceeds from borrowings	4.7	—
Repayment of borrowings	(0.3)	(0.3)
Net cash generated from/(used in) financing activities	4.4	(0.3)
Net decrease in cash and cash equivalents	(61.9)	(55.5)

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the nine months ended 31 March 2015 produced a cash inflow of £45.7 million, an increase of £15.0 million from an inflow of £30.7 million for the nine months ended 31 March 2014.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We have an interest rate swap which has the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Net cash generated from operating activities for the nine months ended 31 March 2015 was £18.9 million, an increase of £12.1 million from net cash generated of £6.8 million for the nine months ended 31 March 2014.

Net cash used in investing activities

Capital expenditure for the acquisition of players as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of players’ registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players’ registrations tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in our training facility, the Aon Training Complex.

Net cash used in investing activities for the nine months ended 31 March 2015 was £85.2 million, an increase of £23.2 million from £62.0 million for the nine months ended 31 March 2014.

For the nine months ended 31 March 2015, net property, plant and equipment capital expenditure was £4.1 million, a decrease of £4.4 million from £8.5 million for the nine months ended 31 March 2014.

For the nine months ended 31 March 2015, net player and other intangible assets capital expenditure was £81.1 million, an increase of £27.6 million from £53.5 million for the nine months ended 31 March 2014.

Net cash used in financing activities

Net cash generated from financing activities for the nine months ended 31 March 2015 was £4.4 million, an increase of £4.7 million from net cash used of £0.3 million for the nine months ended 31 March 2014.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. As of 31 March 2015 the sterling equivalent of £209.6 million (net of unamortized issue costs of £2.9 million) was outstanding under our secured term loan facility. The outstanding principal amount was $315.7 million.

On 11 August 2014 we re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was increased by $7,892,500 to the original principal amount of $315,700,000. We continue to have the option to repay the loan at any time, however, scheduled repayments are no longer required. The remaining balance of the loan is repayable on 8 August 2019. All other terms of the loan remain unchanged.

Loans under the secured term loan facility bear interest at a rate per annum equal to LIBOR plus the applicable margin. The applicable margin means 2.75% per annum, except if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 4.0	2.75
Greater than 3.5 but less than or equal to 4.0	2.50
Greater than 3.0 but less than or equal to 3.5	2.25
Greater than 2.5 but less than or equal to 3.0	2.00
Greater than 2.0 but less than or equal to 2.5	1.75
Less than or equal to 2.00	1.50

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

The secured term loan facility contains a financial maintenance covenant (identical to the covenant contained in the revolving credit facility) requiring us to maintain consolidated profit/loss for the period before depreciation, amortization, profit on disposal of players’ registrations, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the UEFA Champions League.

Senior secured notes

Our wholly-owned finance subsidiary, MU Finance plc, initially issued $425 million in aggregate principal amount of  8 3/8% senior secured notes due 2017. As of 31 March 2015 the sterling equivalent of £177.6 million (net of unamortized issue costs of £3.6 million) was outstanding. The outstanding principal amount was $269.2 million.

Our senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against all of the assets of Red Football Limited and each of the guarantors.

The indenture governing our senior secured notes contains customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the indenture governing our senior secured notes are subject to certain thresholds and exceptions described in the indenture governing our senior secured notes.

Revolving credit facility

Our revolving credit facility agreement allows Manchester United Limited and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of 31 March 2015, we had no outstanding borrowings and had £75 million in borrowing capacity under our revolving credit facility agreement.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 31 March 2015, £5.8 million was outstanding under the Alderley facility, £1.6 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £4.2 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £3.6 million relating to this contingent consideration has been recognized on our balance sheet as of 31 March 2015, and the maximum additional amount that could be payable as of that date is £23.8 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 31 March 2015, we do not believe receipt of any such amounts to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2015, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 March 2015:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	24,092	222,231	227,802	—	474,125
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,574	2,050	238	3,684	8,546
Purchase obligations(4)	115,216	39,447	2,024	—	156,687
Other long-term liabilities	—	—	—	—	—
Total	141,882	263,728	230,064	3,684	639,358

(1)             This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 31 March 2015, we had $315.7 million of our secured term loan facility outstanding, $269.2 million of our 8 3/8% US dollar senior secured notes outstanding, and £5.8 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of players’ registrations and capital commitments. Purchase obligations also include obligations relating to the previously terminated interest rate swap amounting to £6.1 million (including interest payable of £0.3 million). Purchase obligations do not include contingent transfer fees of £23.8 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 28.3 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2015 included elsewhere in this interim report, as of 31 March 2015, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Revenue	6	94,970	115,495	289,401	336,943
Operating expenses	7	(98,976)	(91,499)	(284,864)	(269,422)
(Loss)/profit on disposal of players’ registrations	9	(1,556)	2,361	18,204	4,203
Operating (loss)/profit		(5,562)	26,357	22,741	71,724
Finance costs		(5,904)	(5,959)	(18,381)	(21,562)
Finance income		37	36	136	143
Net finance costs	10	(5,867)	(5,923)	(18,245)	(21,419)
(Loss)/profit before tax		(11,429)	20,434	4,496	50,305
Tax credit/(expense)	11	8,555	(9,520)	1,519	(20,644)
(Loss)/profit for the period		(2,874)	10,914	6,015	29,661

(Loss)/earnings per share during the period:
Basic (loss)/earnings per share (pence)	12	(1.75)	6.66	3.67	18.11
Diluted (loss)/earnings per share (pence)	12	(1.75)	6.66	3.66	18.11

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2015 £’000	2014 £’000	2015 £’000	2014 £’000
(Loss)/profit for the period		(2,874)	10,914	6,015	29,661
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss:
Fair value movements on cash flow hedges, net of tax	11	(12,751)	673	(32,484)	20,925
Exchange gain on translation of overseas subsidiary, net of tax	11	—	1	—	27
Other comprehensive (loss)/income for the period, net of tax		(12,751)	674	(32,484)	20,952
Total comprehensive (loss)/income for the period		(15,625)	11,588	(26,469)	50,613

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 11.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	As of 31 March 2015 £’000	As of 30 June 2014 £’000	As of 31 March 2014 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	252,494	254,859	255,332
Investment property	15	13,587	13,671	13,700
Goodwill	16	421,453	421,453	421,453
Players’ registrations and other intangible assets	17	237,760	204,572	161,769
Derivative financial instruments	18	1,323	—	791
Trade and other receivables	19	1,000	41	141
Deferred tax asset	25	147,284	129,631	128,368
		1,074,901	1,024,227	981,554
Current assets
Derivative financial instruments	18	1,354	—	317
Trade and other receivables	19	107,716	125,119	77,014
Current tax receivable		124	—	—
Cash and cash equivalents	20	11,204	66,365	34,344
		120,398	191,484	111,675
Total assets		1,195,299	1,215,711	1,093,229

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

	Note	As of 31 March 2015 £’000	As of 30 June 2014 £’000	As of 31 March 2014 £’000
EQUITY AND LIABILITIES
Equity
Share capital	21	52	52	52
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		(6,566)	25,918	21,156
Retained earnings		161,872	154,828	160,431
		473,210	498,650	499,491
Non-current liabilities
Derivative financial instruments	18	4,087	1,602	1,919
Trade and other payables	22	39,827	42,464	27,941
Borrowings	23	392,480	326,803	339,679
Deferred revenue	24	24,464	15,631	14,440
Deferred tax liabilities	25	26,569	28,837	29,140
		487,427	415,337	413,119
Current liabilities
Derivative financial instruments	18	2,340	875	1,072
Current tax liabilities		1,753	2,999	3,147
Trade and other payables	22	118,135	102,232	76,468
Borrowings	23	2,950	15,005	11,991
Deferred revenue	24	109,484	180,613	87,941
		234,662	301,724	180,619
Total equity and liabilities		1,195,299	1,215,711	1,093,229

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2013	52	68,822	249,030	231	129,825	447,960
Profit for the period	—	—	—	—	29,661	29,661
Cash flow hedges, net of tax	—	—	—	20,925	—	20,925
Currency translation differences, net of tax	—	—	—	—	27	27
Total comprehensive income for the period	—	—	—	20,925	29,688	50,613
Equity-settled share-based payments	—	—	—	—	918	918
Balance at 31 March 2014	52	68,822	249,030	21,156	160,431	499,491
Loss for the period	—	—	—	—	(5,826)	(5,826)
Cash flow hedges, net of tax	—	—	—	4,762	—	4,762
Currency translation differences, net of tax	—	—	—	—	3	3
Total comprehensive income/(loss) for the period	—	—	—	4,762	(5,823)	(1,061)
Equity-settled share-based payments	—	—	—	—	220	220
Balance at 30 June 2014	52	68,822	249,030	25,918	154,828	498,650
Profit for the period	—	—	—	—	6,015	6,015
Cash flow hedges, net of tax	—	—	—	(32,484)	—	(32,484)
Total comprehensive (loss)/income for the period	—	—	—	(32,484)	6,015	(26,469)
Equity-settled share-based payments	—	—	—	—	1,029	1,029
Balance at 31 March 2015	52	68,822	249,030	(6,566)	161,872	473,210

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Cash flows from operating activities
Cash (used in)/generated from operations	26	(3,189)	(3,970)	45,732	30,693
Interest paid		(10,907)	(8,830)	(24,136)	(22,794)
Debt finance costs relating to borrowings		—	—	(824)	(123)
Interest received		368	36	457	143
Tax (paid)/refund		(1,271)	175	(2,281)	(1,071)
Net cash (used in)/generated from operating activities		(14,999)	(12,589)	18,948	6,848
Cash flows from investing activities
Purchases of property, plant and equipment		(293)	(1,679)	(4,086)	(8,557)
Proceeds from sale of property, plant and equipment		—	—	—	50
Purchases of players’ registrations and other intangible assets		(14,406)	(24,815)	(101,272)	(62,102)
Proceeds from sale of players’ registrations		3,447	1,500	20,163	8,556
Net cash used in investing activities		(11,252)	(24,994)	(85,195)	(62,053)
Cash flows from financing activities
Proceeds from borrowings		—	—	4,704	—
Repayment of borrowings		(102)	(97)	(301)	(284)
Net cash (used in)/generated from financing activities		(102)	(97)	4,403	(284)
Net decrease in cash and cash equivalents		(26,353)	(37,680)	(61,844)	(55,489)
Cash and cash equivalents at beginning of period		37,115	72,144	66,365	94,433
Foreign exchange gains/(losses) on cash and cash equivalents		442	(120)	6,683	(4,600)
Cash and cash equivalents at end of period		11,204	34,344	11,204	34,344

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements - unaudited

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee of the Board of Directors on 12 May 2015.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

2                                         Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2014, as filed with the Securities and Exchange Commission on 27 October 2014, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Out of period adjustments

The interim consolidated financial statements for the three months ended 31 March 2015 included an out of period adjustment which is not considered material to the estimated current year annual financial statements. The adjustment results in a charge of £1.3 million to the income statement related to employee benefit expenses - £0.7 million of which related to the three months ended 31 December 2014 and £0.6 million of which related to the three months ended 30 September 2014.

The interim consolidated financial statements for the nine months ended 31 March 2015 include an out of period adjustment which is not considered material to the prior or estimated current year annual financial statements.  The adjustment results in a credit of £1.9 million to the income statement related to broadcasting revenue that is in respect of the prior year.

The interim consolidated financial statements for the nine months ended 31 March 2014 included certain out of period adjustments which were not considered material to the year ended 30 June 2013 or year ended 30 June 2014 annual financial statements. The details of these items, which resulted in a net credit to the income statement in the nine months ended 31 March 2014 of £0.8 million, all related to the  year ended 30 June 2013 and are as follows: a credit of £0.8 million related to broadcasting revenue; a credit of £0.7 million related to the recognition of fair value movements on embedded foreign exchange derivatives; a charge of £0.9 million related to a tax adjustment; a credit of £0.5 million related to the release of a provision re player registration costs following a tribunal ruling; and a charge of £0.3 million related to an impairment of investment property.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3                                         Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards adopted by the Group

The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2014. None of these had a material impact on the interim consolidated financial statements of the Group.

•                  Amendment to IAS 36, “Impairment of assets”

•                  Amendment to IAS 39, “Financial instruments: Recognition and measurement”

•                  Amendment to IAS 19, “Employee benefits”

•                  Annual improvements to IFRSs 2012 and 2013

•                  Amendment to IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                  Amendment to IAS 32, “Financial Instruments: Presentation”

•                  IFRS 9, “Financial instruments”. The Group has yet to fully consider the impact of IFRS 9 which it expects to adopt from 1 July 2018

•                  IFRS 15, “Revenue from Contract with Customers”. The Group has yet to fully consider the impact of IFRS 15 which, pending the IASB proposal to defer implementation by one year,  it expects to adopt from 1 July 2018

•                  Annual improvements to IFRSs 2012 - 2014

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

4                                         Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be impairment of goodwill and non-current assets, intangible assets — players’ registrations, revenue recognition - estimates in certain commercial contracts, revenue recognition — commercial contracts with multiple elements, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2014, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5              Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognised on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Additional profit share recognized in the three months ended 31 March 2015 amounted to £2.7 million (2014: £2.3 million); in the nine months ended 31 March 2015 amounted to £8.1 million, cumulative £50.4 million (2014: £8.9 million, cumulative £39.0 million). Revenue relating to commercial contracts with multiple elements recognized in the three months ended 31 March 2015 amounted to £13.2 million (2014: £5.8 million); in the nine months ended 31 March 2015 amounted to £39.7 million (2014: £15.1 million).

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the FA Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the FA Premier League comprise a fixed element (which is recognized evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are only recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6              Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and Executive Officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Commercial	47,842	42,833	151,029	144,986
Broadcasting	21,713	35,608	66,908	101,861
Matchday	25,415	37,054	71,464	90,096
	94,970	115,495	289,401	336,943

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Employee benefit expenses	(50,111)	(53,366)	(148,258)	(157,937)
Other operating expenses	(19,413)	(22,086)	(52,974)	(65,755)
Depreciation - property, plant and equipment (note 14)	(2,441)	(2,178)	(7,281)	(6,187)
Depreciation - investment property (note 15)	(28)	(28)	(84)	(87)
Amortization (note 17)	(25,708)	(13,841)	(73,931)	(39,163)
Exceptional items (note 8)	(1,275)	—	(2,336)	(293)
	(98,976)	(91,499)	(284,864)	(269,422)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

8              Exceptional items

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Professional adviser fees related to public sale of shares	(28)	—	(1,089)	—
Football League pension scheme deficit (note 29)	(1,247)		(1,247)
Impairment — investment property (note 15)	—	—	—	(293)
	(1,275)	—	(2,336)	(293)

Professional adviser fees relating to a public sale of shares are recognized as an exceptional expense when they are not directly attributable to the issue of new shares or when a particular offer is no longer being pursued. The investment property impairment charge represents reductions in the carrying value of investment properties held by the Group, based on an external valuation.

The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Football League pension scheme as per the latest actuarial valuation at 31 August 2014 (see note 29 for further details).

9                               (Loss)/profit on disposal of players’ registrations

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
(Loss)/profit on disposal of players’ registrations	(2,842)	2,361	15,243	4,203
Player loan fee income	1,286	—	2,961	—
	(1,556)	2,361	18,204	4,203

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10           Net finance costs

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(443)	(622)	(1,429)	(1,965)
Interest payable on secured term loan facility and senior secured notes	(5,630)	(5,008)	(15,964)	(14,580)
Amortization of issue discount, debt finance and debt issue costs on secured term loan facility and senior secured notes	(561)	(765)	(1,623)	(1,392)
Costs associated with debt refinancing	63	—	(1,232)	—
Foreign exchange loss on US dollar bank accounts(1)	—	—	—	(2,712)
Unwinding of discount factors relating to player transfer fees and onerous lease provision	(662)	(17)	(2,174)	(64)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	1,511	(129)	3,997	(1,930)
Interest rate swaps	52	39	44	290
Ineffectiveness on cash flow hedges	(234)	543	—	791
Total finance costs	(5,904)	(5,959)	(18,381)	(21,562)
Total finance income - interest receivable on short-term bank deposits	37	36	136	143
Net finance costs	(5,867)	(5,923)	(18,245)	(21,419)

(1) On 1 July 2013 the Group began hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group’s US dollar cash balances i.e. net borrowings. As a result, foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings and a portion of the Group’s US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11           Tax

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Current tax
Current tax on result for the period	(468)	(108)	(623)	(360)
Adjustment in respect of previous years	(101)	—	(101)	—
Double taxation relief	1,277	—	1,277	—
Foreign tax	(1,289)	—	(1,463)	—
Total current tax expense	(581)	(108)	(910)	(360)
Deferred tax
Origination and reversal of timing differences	8,791	(8,920)	2,084	(18,927)
Adjustment in respect of previous years	345	(492)	345	(1,357)
Total deferred tax credit/(expense)	9,136	(9,412)	2,429	(20,284)
Total tax credit/(expense)	8,555	(9,520)	1,519	(20,644)

Tax is recognised by applying management’s estimate of the weighted average annual tax rate expected for the full financial year to the result for the period and then adjusting for one-off items. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2015 is 32.4% (30 June 2014: 37.3%).

The adjustment in respect of previous years for the three months ended 31 March 2015 and for the three months ended 31 March 2014 arises due to a refinement in tax estimates arising on finalisation of the Group’s US tax returns in the period.

In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	Three months ended 31 March 2015			Three months ended 31 March 2014
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognized in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	(19,618)	6,867	(12,751)	1,160	(487)	673
Exchange gain/(loss) on translation of overseas subsidiary	—	—	—	2	(1)	1
Other comprehensive (loss)/income	(19,618)	6,867	(12,751)	1,162	(488)	674
Current tax	—	—	—	—	2,949	—
Deferred tax	—	6,867	—	—	(3,437)	—
	—	6,867	—	—	(488)	—

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11                                  Tax (continued)

	Nine months ended 31 March 2015			Nine months ended 31 March 2014
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognized in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	(49,976)	17,492	(32,484)	32,317	(11,392)	20,925
Exchange gain/(loss) on translation of overseas subsidiary	—	—	—	42	(15)	27
Other comprehensive (loss)/income	(49,976)	17,492	(32,484)	32,359	(11,407)	20,952
Current tax	—	—	—	—	(2,959)	—
Deferred tax (note 25)	—	17,492	—	—	(8,448)	—
	—	17,492	—	—	(11,407)	—

12                                  (Loss)/earnings per share

(a)                                 Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period.

	Three months ended 31 March		Nine months ended 31 March
	2015	2014	2015	2014
(Loss)/profit for the period (£’000)	(2,874)	10,914	6,015	29,661
Class A ordinary shares (thousands)	39,797	39,812	39,794	39,815
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic (loss)/earnings per share (pence)	(1.75)	6.66	3.67	18.11

(b)                                 Diluted

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	Three months ended 31 March		Nine months ended 31 March
	2015	2014	2015	2014
(Loss)/profit for the period (£’000)	(2,874)	10,914	6,015	29,661
Class A ordinary shares (thousands)	39,797	39,812	39,797	39,815
Adjustment for assumed conversion into Class A ordinary shares (thousands)	343	—	343	—
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic (loss)/earnings per share (pence)	(1.75)	6.66	3.66	18.11

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

13                                  Dividends

No dividend has been paid by the Company during the nine months ended 31 March 2015 (nine months ended 31 March 2014: £nil) and the directors are not proposing to pay a dividend relating to the nine months ended 31 March 2015.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

14                                  Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2014	270,319	39,761	35,427	345,507
Additions	47	1,059	3,815	4,921
Disposals	—	(1,098)	(227)	(1,325)
At 31 March 2015	270,366	39,722	39,015	349,103
Accumulated depreciation
At 1 July 2014	36,895	32,476	21,277	90,648
Charge for the period	2,497	1,941	2,843	7,281
Disposals	—	(1,094)	(226)	(1,320)
At 31 March 2015	39,392	33,323	23,894	96,609
Net book amount
At 31 March 2015	230,974	6,399	15,121	252,494
At 30 June 2014	233,424	7,285	14,150	254,859
Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	3,049	108	1,343	4,500
At 30 September 2012	267,554	35,953	26,887	330,394
Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for the period	876	425	586	1,887
At 30 September 2012	31,106	31,629	17,180	79,915
Net book amount
At 30 September 2012	236,448	4,324	9,707	250,479
At 30 June 2012	234,275	4,641	8,590	247,866
At 1 July 2013	270,057	36,177	29,362	335,596
Additions	172	2,861	5,690	8,723
Disposals	—	(424)	(9)	(433)
At 31 March 2014	270,229	38,614	35,043	343,886
Accumulated depreciation
At 1 July 2013	33,556	30,748	18,484	82,788
Charge for the period	2,513	1,645	2,029	6,187
Disposals	—	(412)	(9)	(421)
At 31 March 2014	36,069	31,981	20,504	88,554
Net book amount
At 31 March 2014	234,160	6,633	14,539	255,332

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15                                  Investment property

Total £’000
Cost
At 1 July 2014	19,128
Additions	—
At 31 March 2015	19,128
Accumulated depreciation and impairment
At 1 July 2014	5,457
Charge for the period	84
At 31 March 2015	5,541
Net book amount
At 31 March 2015	13,587
At 30 June 2014	13,671

Cost
At 1 July 2013	19,128
Additions	—
At 31 March 2014	19,128
Accumulated depreciation and impairment
At 1 July 2013	5,048
Charge for the period	87
Impairment	293
At 31 March 2014	5,428
Net book amount
At 31 March 2014	13,700

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2014 which supported the carrying value of investment property as of that date and consequently there were no changes to the net book amount. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 30.2). Management has considered the carrying amount of investment property as of 31 March 2015 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16     Goodwill

Total £’000
Cost and net book value at 31 March 2015, 30 June 2014 and 31 March 2014	421,453

Goodwill is not subject to amortisation and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill as of 31 March 2015 based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience and identified initiatives in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2014: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the discount rate, which has been determined at 9.5% (2014: 9.3%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the UEFA Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•             increase the discount rate by 2% (post-tax);

•             more prudent assumptions around qualification for European cup competitions.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17                    Players’ registrations and other intangible assets

	Players’ registrations £’000	Other intangible assets £’000	Total £’000
Cost
At 1 July 2014	412,797	—	412,797
Additions	121,651	913	122,564
Disposals	(65,288)	—	(65,288)
At 31 March 2015	469,160	913	470,073
Accumulated amortisation
At 1 July 2014	208,225	—	208,225
Charge for the period	73,815	116	73,931
Disposals	(49,843)	—	(49,843)
At 31 March 2015	232,197	116	232,313
Net book amount
At 31 March 2015	236,963	797	237,760
At 30 June 2014	204,572	—	204,572

Cost
At 1 July 2013	317,745	—	317,745
Additions	81,282	—	81,282
Disposals	(3,193)	—	(3,193)
At 31 March 2014	395,834	—	395,834
Accumulated amortisation
At 1 July 2013	197,798	—	197,798
Charge for the period	39,163	—	39,163
Disposals	(2,896)	—	(2,896)
At 31 March 2014	234,065	—	234,065
Net book amount
At 31 March 2014	161,769	—	161,769

Other intangible assets comprise trademark registration costs. Trademark registration costs are fully amortized on a straight-line basis over the estimated useful lives of the assets, which is typically 10 years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18                    Derivative financial instruments

	31 March 2015		30 June 2014		31 March 2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	—	—	(148)	791	—
Forward foreign exchange contracts	—	—	—	—	317	(14)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	2,677	—	—	(1,320)	—	(1,930)
Interest rate swaps	—	(2,026)	—	(950)	—	(1,047)
Forward foreign exchange contracts	—	(4,401)	—	(59)	—	—
	2,677	(6,427)	—	(2,477)	1,108	(2,991)
Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	—	—	(148)	791	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	1,323	—	—	(469)	—	(872)
Interest rate swaps	—	(2,026)	—	(950)	—	(1,047)
Forward foreign exchange contracts	—	(2,061)	—	(35)	—	—
Non-current derivative financial instruments	1,323	(4,087)	—	(1,602)	791	(1,919)
Current derivative financial instruments	1,354	(2,340)	—	(875)	317	(1,072)

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

19                    Trade and other receivables

	31 March 2015 £’000	30 June 2014 £’000	31 March 2014 £’000
Trade receivables	78,956	88,997	38,165
Less: provision for impairment of trade receivables	(4,212)	(4,759)	(5,116)
Net trade receivables	74,744	84,238	33,049
Other receivables	25	3,943	662
Accrued revenue	30,849	27,519	35,364
	105,618	115,700	69,075
Prepayments	3,098	9,460	8,080
	108,716	125,160	77,155
Less: non-current portion
Trade receivables	1,000	41	141
Non-current trade and other receivables	1,000	41	141
Current trade and other receivables	107,716	125,119	77,014

Net trade receivables include transfer fees receivable from other football clubs of £14,928,000 (30 June 2014: £2,777,000; 31 March 2014: £3,218,000) of which £1,000,000 (30 June 2014: £41,000; 31 March 2014: £141,000) is receivable after more than one year. Net trade receivables also include £47,977,000 (30 June 2014: £77,398,000; 31 March 2014: £21,783,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

20                    Cash and cash equivalents

	31 March 2015 £’000	30 June 2014 £’000	31 March 2014 £’000
Cash at bank and in hand	11,204	66,365	34,344

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21                    Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2013	163,826	52
Employee share-based compensation awards — cancellation of shares	(14)	—
At 31 March2014	163,812	52
Employee share-based compensation awards — cancellation of shares	(34)	—
At 30 June 2014	163,778	52
Employee share-based compensation awards — issue of shares	19	—
At 31 March 2015	163,797	52

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 March 2015, the Company’s issued share capital comprised 39,797,169 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22                                  Trade and other payables

	31 March 2015 £’000	30 June 2014 £’000	31 March 2014 £’000
Trade payables	104,566	94,904	54,301
Other payables	7,982	10,588	14,240
Accrued expenses	38,324	29,543	27,616
	150,872	135,035	96,157
Social security and other taxes	7,090	9,661	8,252
	157,962	144,696	104,409
Less: non-current portion:
Trade payables	38,157	38,752	20,130
Other payables	1,670	3,712	7,811
Non-current trade and other payables	39,827	42,464	27,941
Current trade and other payables	118,135	102,232	76,468

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £103,621,000 (30 June 2014: £82,273,000; 31 March 2014: £51,776,000) of which £38,157,000 (30 June 2014: £38,752,000; 31 March 2014: £20,130,000) is due after more than one year.

Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £5,787,000 (30 June 2014: £8,539,000; 31 March 2014: £11,122,000) of which £nil (30 June 2014: £2,968,000; 31 March 2014: £5,804,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

The fair value of trade and other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23                                  Borrowings

	31 March 2015 £’000	30 June 2014 £’000	31 March 2014 £’000
Non-current:
Secured term loan facility	209,559	168,408	177,415
Senior secured notes	177,555	152,711	156,477
Secured bank loan	5,366	5,684	5,787
	392,480	326,803	339,679
Current:
Secured term loan facility	—	9,107	9,338
Secured bank loan	422	403	398
Accrued interest on secured term loan facility and senior secured notes	2,528	5,495	2,255
	2,950	15,005	11,991
Total borrowings	395,430	341,808	351,670

The secured term loan of £209,559,000 (30 June 2014: £177,515,000; 31 March 2014: £186,753,000) is stated net of unamortized issue costs amounting to £2,876,000 (30 June 2014: £2,521,000; 31 March 2014: £2,720,000). The outstanding principal amount of the loan is $315,700,000 (30 June 2014: $307,807,500; 31 March 2014: $315,700,000).

On 11 August 2014 we re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was increased by $7,892,500 to the original principal amount of $315,700,000. The Group continues to have the option to repay the loan at any time, however, scheduled repayments are no longer required. The remaining balance of the loan is repayable on 8 August 2019. All other terms of the loan remain unchanged.

The loan attracts interest of US dollar Libor plus an applicable margin of between 1.5% and 2.75% per annum and interest is paid quarterly. The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of the guarantors.

The senior secured notes of £177,555,000 (30 June 2014: £152,711,000; 31 March 2014: £156,477,000) is stated net of unamortized issue discount and unamortized debt finance costs amounting to £3,577,000 (30 June 2014: £4,732,000; 31 March 2014: £5,076,000). The outstanding principal amount of the notes is $269,180,000 (30 June 2014: $269,180,000; 31 March 2014: $269,180,000). The notes attract a fixed coupon rate of 8.375%.

The notes are secured by a first-ranking lien over all shares and substantially all property and assets of the issuer (MU Finance plc) and guarantors, which by definition incorporates Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited. The notes are listed on the Luxembourg stock exchange and are traded on the Euro MTF market. The notes are due for repayment in 2017 and interest is paid semi-annually.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23                                  Borrowings (continued)

The secured bank loan of £5,788,000 (30 June 2014: £6,087,000; 31 March 2014: £6,185,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of Libor + 1% per annum.  £1,589,000 (30 June 2014: £1,888,000; 31 March 2014: £1,986,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 (30 June 2014: £4,199,000; 31 March 2014: £4,199,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

The Group also has undrawn committed borrowing facilities of £75,000,000 (30 June 2014: £75,000,000; 31 March 2014: £75,000,000). No drawdowns were made from these facilities during the nine months ended 31 March 2015 or the twelve months ended 30 June 2014.

As of 31 March 2015, the Group was in compliance with all covenants in relation to borrowings.

24                                  Deferred revenue

	31 March 2015 £’000	30 June 2014 £’000	31 March 2014 £’000
Total	133,948	196,244	102,381
Less non-current deferred revenue	(24,464)	(15,631)	(14,440)
Current deferred revenue	109,484	180,613	87,941

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

25                                  Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	31 March 2015 £’000	30 June 2014 £’000	31 March 2014 £’000
US deferred tax assets	(147,284)	(129,631)	(128,368)
UK deferred tax liabilities	26,569	28,837	29,140
Net deferred tax asset	(120,715)	(100,794)	(99,228)

The movements in the net deferred tax asset are as follows:

	31 March 2015 £’000	30 June 2014 £’000	31 March 2014 £’000
At the beginning of the period	(100,794)	(127,960)	(127,960)
(Credited)/expensed to the income statement	(2,429)	15,046	20,284
(Credited)/expensed to other comprehensive income	(17,492)	12,120	8,448
At the end of the period	(120,715)	(100,794)	(99,228)

26                        Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
(Loss)/profit before tax	(11,429)	20,434	4,496	50,305
Depreciation	2,469	2,206	7,365	6,274
Impairment	—	—	—	293
Amortization	25,708	13,841	73,931	39,163
Loss/(profit) on disposal of players’ registrations	1,556	(2,361)	(18,204)	(4,203)
Net finance costs	5,867	5,923	18,245	21,419
Loss/(profit) on disposal of property, plant and equipment	—	—	5	(43)
Equity-settled share-based payments	322	377	1,029	918
Foreign exchange losses/(gains) on operating activities	438	97	(530)	469
Other fair value losses/(gains) on derivative financial instruments	3,131	(58)	4,342	(184)
Reclassified from hedging reserve	(1,383)	(260)	(3,774)	(778)
(Increase)/decrease in trade and other receivables	(22,468)	(7,594)	29,930	(11,535)
Decrease in trade and other payables and deferred revenue	(7,400)	(36,575)	(71,103)	(69,930)
Decrease in provisions	—	—	—	(1,475)
Cash (used in)/generated from operations	(3,189)	(3,970)	45,732	30,693

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

27           Contingencies

At 31 March 2015, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business (30 June 2014: none; 31 March 2014: none).

28           Commitments

28.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements.

28.2        Capital commitments

At 31 March 2015 the Group had capital commitments amounting to £3.3 million (30 June 2014: £2.9 million; 31 March 2014: £3.2 million).

28.3        Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £23,788,000 (30 June 2014: £20,812,000; 31 March 2014: £20,399,000).

At 31 March 2015 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/team success/new contract	17,159	3,294	20,453
International appearances	3,200	135	3,335
	20,359	3,429	23,788

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29                        Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last actuarial valuation of the Scheme was carried out at 31 August 2014 where the total deficit on the on-going valuation basis was £21.8 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

A charge of £1,247,000 (2014: £nil; 2013: £nil) has been made to the income statement during the nine months ended 31 March 2015, representing  the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Scheme.

The Group currently pays total contributions of £437,000 per annum and based on the actuarial valuation assumptions detailed above, will be sufficient to pay off the deficit by 28 February 2020.

As of 31 March 2015, the present value of the Group’s outstanding contributions (i.e. their future liability) is £2,083,000 (30 June 2014: £1,097,000; 31 March 2014: £2,492,000). This amounts to £413,000 (30 June 2014: £352,000; 31 March 2014: £242,000) due within one year and £1,670,000 (30 June 2014: £745,000; 31 March 2014: £2,250,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30           Financial risk management

30.1        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2014, as filed with the Securities and Exchange Commission on 27 October 2014, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2        Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 March 2015 £’000	30 June 2014 £’000	31 March 2014 £’000
Assets
Derivative financial assets designated as cash flow hedges	—	—	1,108
Derivative financial assets at fair value through profit or loss	2,677	—	—
Liabilities
Derivative financial liabilities designated as cash flow hedges	(1,119)	(148)	(14)
Derivative financial liabilities at fair value through profit or loss	(5,308)	(2,329)	(2,977)
	(3,750)	(2,477)	(1,883)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2. All of the derivative assets and liabilities detailed above are categorised as Level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31           Related party transactions

The immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group’s US dollar denominated senior secured notes. The principal amount of the Group’s senior secured notes held by Mr. Kevin Glazer and certain members of his immediate family as at 31 March 2015 was $7.3 million (30 June 2014: $7.3 million; 31 March 2014: $7.3 million). The US dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the nine months ended 31 March 2015 amounted to £286,000 (nine months ended 31 March 2014: £283,000) of which £66,000 (30 June 2014: £146,000; 31 March 2014: £59,000) was accrued at the period end.

32           Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2015:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited	Finance company	USD 0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP 150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Commercial company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Dormant company	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	100% Ordinary

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland.

33           Events after the reporting date

33.1              Playing registrations

Subsequent to 31 March 2015 agreement has been reached, subject to satisfactory completion of a medical, to acquire the playing registrations of certain players for a total consideration, including associated costs, of £28,668,000.